September 26, 2016

Via Edgar Correspondence
Securities and Exchange Commission
Washington, D.C.  20549

Mail Stop 3233

Attention:	Sandra B. Hunter, Staff Attorney
Nicole Collings, Staff Attorney
Office of Real Estate and Commodities

Re:	Investors Real Estate Trust
Registration Statement on Form S-3
File No. 333-21203

Dear Ms. Hunter and Ms. Nicole:

Please find below our response to your letter dated July 6, 2016 to Mr. Mihalick, Chief Executive Officer of Investors Real Estate Trust (the “Company”), regarding the above-referenced Registration Statement filed on Form S-3.

As requested, we have responded to your letter by amending the Registration Statement to address your comments in the letter, whereby we filed the Pre-Effective Amendment No. 1 to Form S-3 on September 26, 2016. In addition, the Company’s specific responses to your comments are noted below.

General

1.              We note that Part III of your annual report on Form 10-K for the fiscal year ended April 30, 2016 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Questions 123.01.

The Company filed its definitive proxy statement on August 4, 2016.

Incorporation of Certain Documents by Reference, page 62

2.              We note that your annual report on Form 10-K for the fiscal year ended April 30, 2016 was filed on June 29, 2016. Please revise to specifically incorporate this annual report and disclose the date on which it was filed. Refer to Item 12(a)(1) of Form S-3.

The Registration Statement has been revised throughout to reference the latest Form 10-K [the 10-K for the fiscal year ended April 30, 2016]. In addition, the section titled “Incorporation of Certain Documents By Reference” has been updated to incorporate the latest Form 10-K as well as the quarterly report, current reports and proxy statement filed since the end of the fiscal year covered by the latest 10-K.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                                          Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please don’t hesitate to contact me at 952-401-4802. Thank you.

Sincerely,

/s/ Joy S. Newborg
Joy S. Newborg
Chief Compliance Officer, Secretary, Associate General Counsel and SVP